

September 16, 2013

Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio
3142 São Paulo, SP 01402-901
Brazil

> **Re:** **Brazilian Distribution Company**
> **Form 20-F for the fiscal year ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have reviewed your response dated September 11, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Item 8. Financial Information, page 67

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to comment 1 in our letter dated August 27, 2013 and await your amending filing.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Daniela Sabbag, Investor Relations Officer
      Andrew B. Janszky, Milbank, Tweed, Hadley & McCloy, LLP